GHI_class accounting The Advisor Class pays distribution, shareholder servicing, and/or certain administrative expenses in the form of Rule 12b-1 fees, in an amount not exceeding 0.25% of the class?s average daily net assets. Shareholder servicing, prospectus, and shareholder report expenses incurred by each class are charged directly to the class to which they relate. Expenses common to both classes and investment income are allocated to the classes based upon the relative daily net assets of each class?s settled shares; realized and unrealized gains and losses are allocated based upon the relative daily net assets of each class?s outstanding shares.


GUN_class accounting The Advisor Class pays distribution, shareholder servicing, and/or certain administrative expenses in the form of Rule 12b-1 fees, in an amount not exceeding 0.25% of the class?s average daily net assets; during the period ended June 30, 2015, the Advisor class incurred less than $1,000 in these fees. Shareholder servicing, prospectus, and shareholder report expenses incurred by each class are charged directly to the class to which they relate. Expenses common to both classes and investment income are allocated to the classes based upon the relative daily net assets of each class?s settled shares; realized and unrealized gains and losses are allocated based upon the relative daily net assets of each class?s outstanding shares.